UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-70292

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Think Alpha Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

116 Commons Way
(No. and Street)

Princeton	NJ	08540
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jacqueline Sloan	312-431-0014	jackie@jackiesloaninc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Berkower, LLC
(Name – if individual, state last, first, and middle name)

517 Route One	Iselin	NJ	08830
(Address)	(City)	(State)	(Zip Code)

09/18/2003	217
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lawrence Birch, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Think Alpha Securities, LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title: Chief Executive Officer

Notary Public

EUGENE A. CHOE
NOTARY PUBLIC OF NEW JERSEY
Commission # 50109400
My Commission Expires 8/7/2024

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

THINK ALPHA SECURITIES, LLC

Statement of Financial Condition

December 31, 2021

Think Alpha Securities, LLC
Statement of Financial Condition Index
December 31, 2021

berkower
Certified Public Accountants & Advisors

517 Route One, Suite 4103
Iselin, NJ 08830
(732) 781-2712
Berkower.io

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member of
Think Alpha Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of **Think Alpha Securities, LLC** (the "Company") as of December 31, 2021 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2020.

Berkower LLC

Berkower LLC

Iselin, New Jersey
March 1, 2022

Think Alpha Securities LLC
Statement of Financial Condition
As of December 31, 2021

Assets		
Cash	$	13,708
Receivable from broker dealer		50,210
Clearing deposit		100,000
Other assets		6,855
Total Assets	$	170,773
Liabilities and Member's Equity		
Liabilities:		
Accounts payable and accrued expenses	$	24,807
Total liabilities		24,807
Member's equity		145,966
Total Liabilities and Member's Equity	$	170,773

See accompanying notes to the Statement of Financial Condition

1. ORGANIZATION

Think Alpha Securities, LLC (the "Company") was organized in Delaware and is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company received approval on its registration on October 16, 2019. The Company is a wholly owned subsidiary of Think Alpha Holdings, LLC (the "Parent").

The Company offers investment tools and trading platforms to support self-directed customers.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting policies and reporting practices of the Company conform to the practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying Statement of Financial Condition has been prepared assuming the Company will continue as a going concern. Management has received assurances from the Parent that they will infuse additional capital in the future should the Company need it to fund its operations.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations, including the SEC and FINRA. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations. As a registered broker dealer, the Company is subject to the SEC's Net Capital rule (Rule 15c3-1) which require that the Company maintain a minimum net capital, as defined.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments having original maturities of three months or less at the date of purchase to be cash equivalents. The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits. The Company has not experienced losses on these accounts, and management believes that the Company is not exposed to significant risks on such accounts.

Use of Estimates

The preparation of the Statement of Financial Condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities. Actual results can differ from those estimates.

Interest Income

This is Interest income earned on the securities sold short.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes
The Company is considered a disregarded entity for tax purposes. Any tax liabilities due as a result of the Companies operations shall be borne by the Parent. As such, no tax provision is made by the Company.

The Company recognizes and measures tax positions taken or expected to be taken in its tax return based on their technical merit and assesses the likelihood that the positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period.

The U.S. Federal jurisdiction and the State of New Jersey are the major tax jurisdictions where the Company files income tax returns.

Leases
The Company does not have direct leases which would require the recordation of a right-of-use asset and related lease liability on the Statement on Financial Condition in accordance with ASC 842.

Revenue Recognition
The Company recognizes revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). This revenue recognition guidance requires that entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Upon commencing revenue producing operations, the Company shall operate under the provisions of Accounting Standards Codification ("ASC") 606 which governs revenue recognition policy based on, among other things when contractual obligations have been performed and when the Company is reasonably assured of their collection.

The Company invoices the customers for market data and locate fees and recognizes revenue at the point when the transaction price is determinable and that it is reasonably certain that a significant reversal will not occur.

Commissions
The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

3. RELATED PARTIES

The Company entered into an expense sharing agreement with the Parent and another affiliate whereby those entities provide certain logistical support to the Company with respect to its operations. No amount was due to the Parent under this arrangement as of December 31, 2021.

4. FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair-Value Measurements under generally accepted accounting principles clarifies the principle that fair value should be based on the assumption market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the standard, fair value measurements are separately disclosed by level within the fair value hierarchy as follows:

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement is disclosed and is determined is based on the lowest level input that is significant to the fair value measurement.

Other assets, accounts payable and accrued expenses, and receivable from broker dealer in the balance sheet are estimated to approximate fair market value at December 31, 2021 because of their short-term nature.

5. CONCENTRATION OF CREDIT RISK

The Company maintains cash and savings accounts at one financial institution. Cash balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per insured bank account. The Company has not experienced any losses in the past in these accounts.

6. NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires that the Company maintain Net Capital (as defined in the Rule) equal to the greater of $5,000 or 1500% of Aggregate Indebtedness (also as defined) and requires that the ratio of Aggregate Indebtedness to net capital shall not exceed 15 to 1.

At December 31, 2021, the Company's Net Capital was $139,111 which was above the required Net Capital by $134,111. At December 31, 2021, the Company's ratio of Aggregate Indebtedness to Net Capital was 0.18% to 1.

7. DUE FROM CLEARING BROKER

The Company clears its customer transactions through Wedbush Securities Inc. on a fully disclosed basis. The Company maintains a clearing deposit of $100,000 with Wedbush Securities, Inc.

The Company's due from clearing broker include amounts receivable from unsettled trades, including amounts receivable for securities failed to deliver, accrued interest receivables and cash deposits. A portion of the Company's trades are cleared through a clearing organization and settled daily between the clearing organization and the Company. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time.

8. NEW ACCOUNTING PRONOUNCEMENTS

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments," which introduced an expected credit loss model for the impairment of financial assets measured at amortized cost. The model replaces the probable, incurred loss model for those assets and broadens the information an entity must consider in developing its expected credit loss estimate for assets measured at amortized costs. The Company believes such pronouncement did not have a material impact on its financial position, results of operations or cash flows upon adoption on January 1, 2020.

9. SUBSEQUENT EVENTS

Management has evaluated for disclosure the impact of all subsequent events through the issuance date of this financial statement. No such events require disclosure.